Mail Stop -4561

June 17, 2008

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

Re: BankUnited Financial Corp.
    Preliminary Schedule 14A filed June 17, 2008
    File Number 1-13921

Dear Mr. Camner:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1.   Please disclose the consequences of a failure to approve the proposal.

2.   The increase in authorized common stock appears to involve the exchange of securities in Proposed Change of Share Voting since both are part of the proposed offering. Please include the disclosure about the exchange required by Item 12 of Schedule 14A.. See Note A to the Schedule. Please note that you will need to include the financial statements required by Item 13 of the Schedule.

What is the vote required for approval?, page 2

3.	Here, or elsewhere, as appropriate, please make more prominent disclosure, if true, that passage of the proposal is assured.

Dilution of Existing Shareholders, page 5

4.	Please indicate, if true, that the proposed offering may be dilutive to existing shareholders.

Propose Change of Share Voting, page 5

5.	Please indicate the amount of cash consideration in the exchange and the amount and terms of the warrants.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By Fax to: Linda Griggs
   Fax number 202-739-3001